

May 2, 2014

Via E-mail
David A. Loppert
Chief Financial Officer
Global Digital Solutions, Inc.
777 South Flagler Drive, Suite 800 West Tower
West Palm Beach, FL 33401

>   **Re: Global Digital Solutions, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 7, 2014**
>   **CIK No. 0001011662**
>
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **File No. 000-26361**
>   **Filed March 28, 2014**

Dear Mr. Loppert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-1

General

1.   If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. Given the amount and nature of your current assets and operations, it appears Global Digital Solutions, Inc. may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Rather, it is determined based on the amount and nature of your current assets and operations. In this regard we note that:

   - in May 1, 2012 you made a decision to exit the telecommunications industry;
   - you then refocused your efforts "in the area of small arms manufacturing, knowledge-based and culturally attuned social consulting and security-related solutions in unsettled areas;"
   - given the new business direction, you contemplated the acquisition of Airtronic, an electro-mechanical engineering design and manufacturing company that provides small arms and small arms spare parts to its customers; however, on or about December 2, 2013, Airtronic "refused to close the [m]erger with the [c]ompany;"
   - we note that despite disclosures related to your bid for the acquisition of Remington Outdoor Company, Inc. and signing of letters of intent to acquire two other unnamed companies, you have not entered into binding agreements related to these acquisitions, which do not appear probable at this time, or secured any financing to fund these acquisitions; and
   - your assets are mostly comprised of cash and certain notes receivable relating to a failed acquisition, which repayment even though uncertain, will most likely result in a cash payment (subject to the bankruptcy court's approval).

   SEC Release No.33-8869 (2007) makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Please provide us with a detailed legal analysis explaining why you would not qualify as a shell company and that the selling shareholders are not selling shell company shares. Otherwise, your prospectus cover page should be revised to state that you are a shell company, that the selling shareholders "are underwriters," and to fix the offering price for the duration of the offering. Conforming changes should be made throughout the prospectus, including the Plan of Distribution section on page 42.

4.   Your disclosure indicates that Global Digital Solutions, Inc. has no revenue, no definitive agreements to provide services or sell any products, minimal current business activity, issues penny stock and plans to engage in merger transactions with two unidentified companies. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 under the Securities Act. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992). Please revise the registration statement to comply with Rule 419, or supplementally, provide a detailed legal analysis as to why Rule 419 does not apply to this offering.

5.   We note that you are registering the resale of 24,000,000 shares held collectively by Mr. Sullivan (including the shares held by Bay Acquisition Corp.), Mr. Delgado and Mr. Loppert, the company's Chief Executive Officer, Executive Vice President and Chief Financial Officer, respectively. This amount represents approximately 23.7% of your total number of shares outstanding and 59% of the number of shares held by non-affiliates. Given the size of the offering and Messrs. Sullivan's, Delgado's and Loppert's roles and affiliation with the company, please provide us with your legal analysis as to why the sale of the shares by these insiders should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of Regulation C. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09.

6.   We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7.   We note that you intend to file by amendment certain exhibits, including the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

8.   We note numerous blank spaces throughout the prospectus. Please confirm that you will
        not distribute any preliminary prospectuses until all the information, other than
        information you may exclude in reliance upon Rule 430A, is included in the filing.
        Please allow us sufficient time to review your disclosure when items that are currently
        blank are completed.

Registration Statement Cover Page

9.   We note that "3484" is not a recognizable primary standard industrial classification code
        number (or SIC). We also note that the EDGAR system indicates SIC code 2844. Please
        identify the correct SIC code on the cover page of your registration statement.

Table of Contents

10.   We note your disclosure in the first paragraph after the table of contents that the
        information appearing in the prospectus is accurate only as of the date on the front cover
        of the prospectus and that your business, financial condition, results of operations and
        prospects may have changed since that date. This statement may suggest to investors that
        they are responsible for seeking to obtain relevant updated information, or that you are
        not responsible for omissions of material facts necessary to make your statements not
        misleading at the time of sale or contract of sale. Refer to Section 12(a)(2) and 17(a)(2)
        of the Securities Act.   Please delete or clarify this statement.

Prospectus Cover Page

11.   You disclose that you are registering 2,500,000 shares of common stock "issuable under
        restricted stock grants." It is unclear why you characterize restricted shares of common
        stock as convertible securities. Please explain or revise your disclosures accordingly.

Prospectus Summary, page 3

General

12.   Prominently disclose on the first page of your prospectus summary that your auditors
        have raised substantial doubt as to your ability to continue as a going concern. Also,
        disclose you are a development stage company, you have no or limited active business
        operations, no revenues, and no significant assets. Further, quantify the amount of
        funding you will need to raise over the next 12 months to continue your business.

13.   The prospectus summary should provide a brief, non-generic discussion of the most
        material aspects of your company and your offering. In this regard, it is not readily
        apparent why you include a fairly detailed discussion of your acquisition and disposition
        of Bronco Communications, LLC, given that as of January 1, 2013 you no longer hold

any interest in Bronco. Moreover, your discussion of acquisition of Airtronic USA, Inc. should be reduced to the most relevant and current aspects of this acquisition, giving prevalence to Airtronics' refusal to complete the merger, and the status of the loans evidenced by the three promissory notes. Please reduce the disclosure in the prospectus summary section by carefully considering and identifying those aspects of the offering that are most significant and highlight them in plain, clear language. You may wish to include an appropriate cross reference to the Business section where this detailed information appears. Please refer to Item 503 of Regulation S-K and SEC Release No. 33-7497.

Change in business direction, page 3

14.   We note your reference to a refocused effort in the "area of small arms manufacturing." Please revise your disclosure in your prospectus summary section to clearly state that you currently have no manufacturing capacity and have not generated any revenue from this contemplated business.

15.   Please revise your disclosure on page 3 to explain what the "knowledge-based and culturally attuned social consulting" business is, as well as provide examples of the types of security-related solutions you intend to provide and of "unsettled areas."

Other Proposed Acquisitions, page 4

The Freedom Group Proposal page 4
Private Company 1 Letter of Intent, page 5
Private Company 2 Letter of Intent, page 5

16.   We note disclosure related to your non-binding proposal as revised on March 10, 2014, to acquire Remington Outdoor Company, Inc., an established company with a long operating history and controlled by Cerberus Capital Management, a world-leading private investment firm. To date, neither Cerberus, nor Remington has acknowledged this proposal or made any public comments in reference to it. Please note that you must have a reasonable basis to believe that an anticipated event or future performance will actually occur for it to be included in your registration statement. Given your lack of funding, operating history and a management team inexperienced in the gun industry, there are no apparent business reasons why an established business such as Remington's would pursue an acquisition with Global Digital Solutions, Inc. We make a similar observation with respect to disclosures regarding the two non-binding letters of intent you have entered into with two unidentified companies. It is unclear how you have been able to determine the purchase price for these acquisitions while no agreements related to these acquisitions have been entered into. Since the consummation of these acquisitions does not appear probable and about to occur in the immediate future, we believe that current disclosure related to these acquisitions in the filing may be overstated. Please either remove or significantly revise your disclosures throughout the filing to reduce your

acquisition related disclosures. To the extent that you believe that the consummation of these acquisitions is probable, please revise your disclosures to provide the names of the target companies, the financial statements of businesses to be acquired and the pro forma financial information in accordance with Rule 8-04 of Regulation S-X.

17.   We also note that the press releases available on the company's website (www.gdsi.co), in particular the November 15, 2013 and the March 11, 2014 releases, appear to represent communication not covered under the safe harbor provisions of Rule 163A and/or Rule 168 of Regulation C and which may have the effect of conditioning the market. For guidance, please also refer to Securities Offering Reform set forth in SEC Release No.33-8591. Please provide us with your legal analysis as to why these communications are exempt from Sections 2(a)(10) and 5(c) of the Securities Act.

18.   We note disclosure on page six of your receipt of a letter from Midtown Partners & Company regarding their confidence in arranging financing for the proposed acquisition of the two private companies. Based on your current operating results, lack of revenue and the presence of an ongoing concern opinion, it is unclear where Midtown Partners is basing their opinion regarding their ability to arrange the proper financing. Please advise as well as file the letter as an exhibit to the registration statement. In an appropriate section of the filing, please describe the terms of the placement agent agreement you have entered with Midtown Partners, filed as Exhibit 10.17 to the registration statement.

19.   We note your disclosure that "the Company intends to continue efforts to enter into discussion . . ." with Freedom Group. Please revise your disclosure to explain what such further efforts will entail and why you believe you will have any success "moving forward with this proposal." For example, to the extent you have had any discussions with Freedom Group or its management, please describe.

20.   We note your disclosure that total consideration as currently set forth in your proposal would include "160 million shares of the Company's common stock." Your Certificate of Incorporation, as amended, provides that you have 175 million shares of authorized common stock. Further, we note your disclosure on page 37 that there are "101,024,117 shares of our common stock outstanding as of April 4, 2014." As it does not appear that you have sufficient authorized common stock to complete the proposed transaction, please advise.

Special Note Regarding Forward Looking Statements, page 11

21.   We note your reference to the safe harbor for forward-looking statements provided for by the Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. We also note your risk factor disclosure on page 18 to the effect that your stock is a penny stock. As the safe harbor is not available to penny stocks, please revise your disclosure accordingly.

Risk Factors, page 11

We may be unable to register for resale all of the shares of common stock. . . ., page17

22.   You disclose that you "are obligated to include all such common stock sold in [y]our next 'resale' registration statement…" We also note your "Registration Rights" disclosure on page 41. Please expand your page 41 disclosure to explain whether you entered into a registration rights agreement with the private placement investors, and if true, summarize the material terms of the agreement, and file it as an exhibit to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

23.   Your MD&A provides discussion and analysis of past financial condition and operating analysis; however, there does not appear to be much discussion on your prospective financial condition and operating performance. In contrast, we note, for example, a press release from November 15, 2013, located on the company's website, indicating that the company "may achieve an annual revenue run rate between $60 million and $75 million during the first quarter of 2014." On your website, we also note disclosure regarding "GSI Growth Plan: Market Synergies, Financial Diversity." We remind you of the Commission's policy on the use of projections and the basis for making these projections. Refer to Item 10(b) of Regulation S-K. Please insure that the information included in your website is consistent with how your current and prospective business is discussed in the prospectus. To the extent applicable, please revise your MD&A to provide more fulsome disclosure regarding short and long term material opportunities, challenges and risks on which the company's executives are currently focused. Refer to Sections III.A and III.B.3 of SEC Release No. 33-8350.

Business, page 25

General

24.   We note that the disclosures on the company's website depict a level of business operations which is unmatched with the prospectus disclosures. We note for example, that under the headings "GDSI Communication," "GDSI Small Arms," and "GDSI Advanced Tech" you describe technologies and devices which are not found on your prospectus disclosures. We also note your press release dated January 23, 2014, announcing "GDSI Gatekeeper . . . a revolutionary suite of technology-enhanced services that offer personalized, digital small arms safety and security solutions in commercial and military-related markets;" however, no disclosure regarding this technology is made in the filing. In addition, it is unclear whether you developed GDSI Gatekeeper or whether you acquired the technology from a third party. Please revise your disclosure to provide

a more detailed and accurate view of your business in light of your website disclosures and in the company press releases. Please revise the relevant sections of the registration statement to (i) provide an accurate picture of your current manufacturing and distribution capabilities and arrangements, (ii) disclose whether you are currently selling any products, and (iii) identify the anticipated timeline and any delays in completing the acquisitions discussed elsewhere in your registration statement.

25.   We note inclusion of several trademarks from third parties on the company's website under "GDSI Small Arms – Preserving and Enriching Iconic Brands." However, it does not appear from your disclosure in the registration statement that you currently have any business relationships or agreements with any of these third parties. As such, please explain your basis for including such trademarks on the company's website. Alternatively, please revise your website disclosure to avoid any implication that you have any ongoing business relationships with these third parties.

Formation of subsidiaries, page 26

26.   We note that one of your subsidiaries was formed as recently as November 2013. Since these subsidiaries are currently not conducting any business, please revise your disclosures to explain the reasons behind incorporating these entities.

Advisory Board, page 30

27.   Please expand your disclosure to describe the nature of activities and services rendered by the advisory board, providing also some background information about the advisors' business experience. Please also explain the rationale for the size and timing of the various stock grants you have made to the members of the advisory board. In this regard, we note disclosure in the third paragraph on page II-4.

28.   Please explain the basis for your disclosure that Ms. Carroll has "significant managerial experience."

Executive Offices, page 30

29.   In Note 6 to your financial statements, you disclose that in August 2013 you entered into a twelve month lease for a "virtual" office in West Palm Beach, Florida. Please include similar disclosure in this section of the filing and explain what the intended meaning of a "virtual office" is. Please file the lease agreement as an exhibit to the registration statement.

Executive Offices, page 31

30.   Please indicate the date when each named executive officer began his or her employment with the company. In the case of Messrs. Sullivan and Loppert, please indicate their

respective relationship as consultants, and with respect to Mr. Sullivan, also as a beneficial owner to the company, prior to their appointments as the company's CEO and CFO. In this regard, we note disclosures in footnotes (1), (2) and (5) on page 34 of the registration statement. Moreover, we note that on Solutions, Inc.'s website (http://solutionscapitaladvisors.com/page12.html), Mr. Sullivan is described to be an entrepreneur in residence with Accretive Exit Partners, LLC, a co-founder of Vox Equity Capital and a founder of World Capital Markets, Inc. To the extent he continues to be engaged with these businesses, please revise your disclosure to capture his affiliation with these companies. If Mr. Sullivan would be considered a beneficial owner of the company's securities held by Vox Equity Holdings, LLC, please revise all applicable provisions of the registration statements to reflect his relationship to Vox Equity as well as his beneficial ownership of those shares.

31.   With regard to Mr. Sullivan's biographical information, please revise disclosure about the "two other successful listed companies" to provide an objective criterion of how the success of these companies was measured.

32.   We note that on the company's website you list Mr. Gary A. Gray as the company's Vice President and Chief Technology Officer. Please tell us why you have not included disclosure in the filing about Mr. Gray. Otherwise, please include disclosure in accordance with Items 401 and 402 of Regulation S-K.

33.   We note disclosure in the fourth paragraph on page 32 that in January 13, 2013 you granted Messrs. Sullivan and Loppert restricted stock grant of 3,000,000 and 5,000,000 shares of common stock respectively. Please revise to disclose whether these shares were issued to them as compensation for consulting services. Here or in an appropriate section of the filing, describe this consulting relationship and the compensation arrangement, as well as file any consulting agreements entered between them and the company as exhibits to the registration statement.

Corporate Governance, page 32

34.   Please disclose whether any of your directors are currently independent in accordance with Item 407(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 35

35.   In the last paragraph please expand your disclosure to include the $157,000 payment received by Mr. Sullivan as a consultant to the company.

Selling Stockholders, page 37

36.   Clarify whether the selling stockholders listed on pages 37 and 38 are broker-dealers or affiliates of broker-dealers. For those selling stockholders that are broker-dealers,

identify the selling stockholders as underwriters. For those selling stockholders that are affiliates of broker-dealers, include a representation that the affiliate purchased the shares in the ordinary course of business and that at the time of purchase, the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If you cannot make this representation, identify the affiliate as an underwriter as well.

37.   Please revise footnotes (7) and (13) to disclose Messrs. Delgado's and Loppert's relationship with the company.

38.   Please disclose the relationship between Tara S. Delgado and William J. Delgado, if any. If they are related parties, please tell us whether Ms. Delgado's 1,536,000 shares are included in Mr. Delgado's beneficial ownership, disclosed on page 34.

Description of Securities, page 39

Authorized and Outstanding Capital Stock, page 39

39.   Please revise your disclosure to explain how securities can be outstanding but "unissued." In this regard, we note your disclosure regarding 2,500,000 shares of restricted common stock.

Indemnification of Directors and Officers, page 41

40.   We note reference to ". . . any of our subsidiaries before the *Merger* [emphasis added]" in the last paragraph on page 41 as well as in the middle paragraph on page II-1. Please revise your disclosure to explain your reference to the "Merger."

Item 14. Indemnification of Directors and Officers, page II-1

41.   We note reference to "Nevada law" in the fourth paragraph of your disclosure and reference to "NRS" in the sixth paragraph. Please revise your disclosure to address these seemingly inadvertent mistakes.

Consolidated Financial Statements

Note 12 – Subsequent Events, page F-18

42.   Please clarify your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Form 10-K for the Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 22

Management's Annual Report on Internal Control Over Financial Reporting, page 22

43.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Owen Naccarato, Naccarato & Associates